Exhibit 99.1

Borr Drilling Limited – Q3 2022 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s third quarter 2022 results to be held on the webcast/conference call at 15:00 CET (9:00 AM New York time) on November 17, 2022.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:

https://edge.media-server.com/mmc/p/s2se2v8c

b)    Conference Call

Please use this link to register for the conference call,
https://register.vevent.com/register/BIabf07ef5a1c845039e0776ddc4fae163

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay stream:

When the call is complete, participants can stream the replay of the call by clicking this link:
https://edge.media-server.com/mmc/p/s2se2v8c